UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 5, 2016

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, April 5th, 2016.

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Santiago, Chile

Ref.: Material Fact – Cancellation of the BDRs Program in Brazil.

Dear Sir:

In accordance with articles 9 and 10, under the Securities Market Law Nº18,045, with regards to the Securities Markets and as established under General Norm Nº30 of the Superintendence, and duly authorized, I hereby inform you of the following significant event of LATAM Airlines Group S.A. (from now on, “LATAM” or “The Company”), Securities Registration Record No. 306:

a)   The Comissão de Valores Mobiliários (“CVM”) of the Republic of Brazil, authorized on February 2, 2016 through Resolution No. 70/2016-CVM/SRE/GER-2, the cancellation of the program Brazilian Depositary Receipts (“BDRs”) of LATAM Airlines Group S.A., which has to be performed in accordance with the procedure approved by the aforementioned authority in the referred resolution (from now on, the “Cancellation Procedure”).

b)   The Company informed on February 5, 2016 of relevant information for market interest, with regards to the CVM approval of the program under evaluation related to the cancellation of the BDRs program, making present that the project was meant to be evaluated in the future under the consideration of the Board of Directors of the Company.

c)   The Board of Directors of LATAM Airlines Group S.A. has approved as of this date to proceed with the cancellation of the BDRs Program registered in the CVM, according to the aforementioned Cancellation Procedure, and therefore the cancellation of its record as foreign issuer in the CVM, all of which in accordance with the applicable regulations of the Republic of Brazil. The Board of LATAM represents that the foregoing does not affect the long-term commitment of Grupo LATAM Airlines with Brazil.

d)  Worth is to mention that each BDR represents one (1) common share of LATAM Airlines Group S.A. and as of March 31st, 2016 the BDRs program represented 0.44% of the total shares issued by the Company.

e)   As such, from this date onwards, BDRs holders will have a (30) days period to choose from these options:

                                                                      i.            Subscribe to the procedure named “Sale Facility”, or

                                                                     ii.            Maintain ownership of LATAM Airlines Group S.A. shares to the underlying BDR.

f)    If a BDRs holder doesn’t express the option contained in the Procedure, it will be understood for all purposes that the holder opts to subscribe to the procedure denominated “Sale Facility”.

g)   The “Sale Facility” procedure is executed through the sale of the underlying common shares of BDRs (the “Common Shares”) in the Santiago Stock Exchange. Those BDRs holders that express their intention to retain ownership of their respective Common Shares, will become shareholders of LATAM Airlines Group S.A., through the transfer of shares to a stockbroker or a local custodian in Chile, pursuant to an instruction to be executed in compliance with the conditions specified in the Cancellation Procedure.

h)   You will find attached a free translation into Spanish of the corresponding Fato Relevante submitted to the CVM as of this date. Be aware that the Notice to BDRs Holders, through which the Cancellation Procedure of the BDRs program of LATAM Airlines Group S.A. is informed and its instructions, terms and the relevant conditions, will be informed to the CVM on April 6th, 2016, and will be published in Brazil by LATAM Airlines Group S.A. on April 7th, 2016 in the Official Newspaper do Estado de São Paulo, in Valor Econômico, and in the website of LATAM http://www.latamairlinesgroup.net.

i)     It is stated for the record that the BDRs are foreign securities not registered in the Superintendence of Securities and Insurance.

Sincerely yours,

Cristián Toro Cañas

Legal Vice President

LATAM Airlines Group S.A.

LATAM Airlines Group S.A.

Foreign Company – CVM nº 80128

CNPJ nº 33.937.681/0001-78

Av. Presidente Riesco nº 5711, 20º Floor

Santiago, Chile

MATERIAL FACT

LATAM AIRLINES GROUP S.A. (“LATAM” or “The Company”), public company duly constituted and governed by Chilean laws, in relation to the provisions of the Instrucción da Comissão de Valores Mobiliários (“CVM”) nº 358, of January 3rd, 2002, according to its amendments , informs its shareholders of Brazilian Depositary Receipts (“BDRs”) of the following significant event:

As of this date the Board of Directors of LATAM approved the cancellation of the BDRs program (“Cancellation”), with the subsequent termination of its existing foreign issuer registration on the CVM, in accordance with article 48, sole paragraph, of the Instruction CVM nº 480 of December 7th, 2009, according to its amendments (“Instructions CVM 480”). The Board of LATAM represents that the foregoing does not affect the long term commitment of Grupo LATAM Airlines with Brazil.

The cancellation will take place through the sale of the underlying common stocks to the BDRs (“Shares”) in the Santiago Stock Exchange, through the procedure named Sale Facility. The BDRs holders that don’t want to sell the Shares may remain as shareholders of LATAM in Chile, acknowledging that each BDR represents one Share.

The Cancellation procedure was duly approved by the CVM Council in a meeting held on February 2nd, 2016, according to the Resolution n° 70/2016-CVM/SRE/GER-2.

The additional information and instructions related to the Cancellation will be informed to the market through a LATAM BDR Holders’ Notice to be published on April 7th, 2016, in the Diário Oficial do Estado de São Paulo, in Valor Econômico and in the website of the Company http://www.latamairlinesgroup.net

Finally, the Company informs that it will keep the market informed of the relevant facts related to the cancellation of its registration in the CVM as a foreign issuer.

Sao Paulo, April 5th, 2016.

[=] Chairman of the Administration Board	[=] Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2016	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO